UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

Canoo Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

13803R 102
(CUSIP Number)

AFV PARTNERS SPV-4 LLC
2126 HAMILTON ROAD, SUITE 260
ARGYLE, TX 76226
TELEPHONE: (940) 226-4511
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 29, 2023
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 13803R 102	13D/A

1.	Names of Reporting Persons AFV Partners SPV-4 LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 12,509,387 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 12,509,387 shares of Common Stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,509,387 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row 11 2.5% (3)
14.	Type of Reporting Person (see instructions) OO

(1)	This Amendment No. 8 to Schedule 13D/A is filed by AFV Partners SPV-4 LLC (“AFV-4”), AFV Partners SPV-7 LLC (“AFV-7”), AFV Partners SPV-7/A LLC (“AFV-7/A”), AFV Partners SPV-10 LLC (“AFV-10”), AFV Partners SPV-10/A LLC (“AFV 10/A”), AFV Partners SPV-10/B LLC (“AFV 10/B”), I-40 OKC Partners LLC (“OKC”), AFV Management Advisors LLC (“AFV”) and Tony Aquila (“Mr. Aquila”) (AFV-4, AFV-7, AFV-7/A, AFV-10, AFV 10/A, AFV 10/B, OKC, AFV and Mr. Aquila are herein collectively referred to as the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	The shares are owned by AFV-4. Mr. Aquila is the managing member of AFV which exercises ultimate voting and investment power with respect to the shares held by AFV-4. Mr. Aquila may be deemed to hold voting and dispositive power with respect to the shares held indirectly by AFV, and held of record by AFV-4.
(3)	The percentage set forth above is calculated based on 503,661,544 shares of the Issuer’s Common Stock outstanding as of May 8, 2023, as reported on the Issuer’s Form 10-Q filed on May 15, 2023.

CUSIP No. 13803R 102	13D/A

1.	Name of Reporting Persons AFV Partners SPV-7 LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 35,273,268 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 35,273,268 shares of Common Stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 35,273,268 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 7.0% (3)
14.	Type of Reporting Person (see instructions) OO

(1)	This Amendment No. 8 to Schedule 13D/A is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	The shares are owned by AFV-7. Mr. Aquila is the managing member of AFV which exercises ultimate voting and investment power with respect to the shares held by AFV-7. Mr. Aquila may be deemed to hold voting and dispositive power with respect to the shares held indirectly by AFV, and held of record by AFV-7.
(3)	The percentage set forth above is calculated based on 503,661,544 shares of the Issuer’s Common Stock outstanding as of May 8, 2023, as reported on the Issuer’s Form 10-Q filed on May 15, 2023.

CUSIP No. 13803R 102	13D/A

1.	Name of Reporting Persons AFV Partners SPV-7/A LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,450,000 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,450,000 shares of Common Stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,450,000 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 0.7% (3)
14.	Type of Reporting Person (see instructions) OO

(1)	This Amendment No. 8 to Schedule 13D/A is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	The shares are owned by AFV-7/A. Mr. Aquila is the managing member of AFV which exercises ultimate voting and investment power with respect to the shares held by AFV-7/A. Mr. Aquila may be deemed to hold voting and dispositive power with respect to the shares held indirectly by AFV, and held of record by AFV-7/A.
(3)	The percentage set forth above is calculated based on 503,661,544 shares of the Issuer’s Common Stock outstanding as of May 8, 2023, as reported on the Issuer’s Form 10-Q filed on May 15, 2023.

CUSIP No. 13803R 102	13D/A

1.	Name of Reporting Persons AFV Partners SPV-10 LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,504,505 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,504,505 shares of Common Stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,504,505 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 0.9% (3)
14.	Type of Reporting Person (see instructions) OO

(1)	This Amendment No. 8 to Schedule 13D/A is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	The shares are owned by AFV-10. Mr. Aquila is the managing member of AFV which exercises ultimate voting and investment power with respect to the shares held by AFV-10. Mr. Aquila may be deemed to hold voting and dispositive power with respect to the shares held indirectly by AFV, and held of record by AFV-10.
(3)	The percentage set forth above is calculated based on 503,661,544 shares of the Issuer’s Common Stock outstanding as of May 8, 2023, as reported on the Issuer’s Form 10-Q filed on May 15, 2023.

CUSIP No. 13803R 102	13D/A

1.	Name of Reporting Persons AFV Partners SPV-10/A LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,331,840 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,331,840 shares of Common Stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,331,840 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 1.9% (3)
14.	Type of Reporting Person (see instructions) OO

(1)	This Amendment No. 8 to Schedule 13D/A is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	The shares are owned by AFV-10/A. Mr. Aquila is the managing member of AFV which exercises ultimate voting and investment power with respect to the shares held by AFV-10/A. Mr. Aquila may be deemed to hold voting and dispositive power with respect to the shares held indirectly by AFV, and held of record by AFV-10/A.
(3)	The percentage set forth above is calculated based on 503,661,544 shares of the Issuer’s Common Stock outstanding as of May 8, 2023, as reported on the Issuer’s Form 10-Q filed on May 15, 2023.

CUSIP No. 13803R 102	13D/A

1.	Name of Reporting Persons AFV Partners SPV-10/B LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,998,880 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,998,880 shares of Common Stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,998,880 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 1.4% (3)
14.	Type of Reporting Person (see instructions) OO
(1)	This Amendment No. 8 to Schedule 13D/A is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	The shares are owned by AFV-10/B. Mr. Aquila is the managing member of AFV which exercises ultimate voting and investment power with respect to the shares held by AFV-10/B. Mr. Aquila may be deemed to hold voting and dispositive power with respect to the shares held indirectly by AFV, and held of record by AFV-10/B.
(3)	The percentage set forth above is calculated based on 503,661,544 shares of the Issuer’s Common Stock outstanding as of May 8, 2023, as reported on the Issuer’s Form 10-Q filed on May 15, 2023.

CUSIP No. 13803R 102	13D/A

1.	Name of Reporting Persons I-40 OKC Partners LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,319,552 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,319,552 shares of Common Stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,319,552 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 0.5% (3)
14.	Type of Reporting Person (see instructions) OO

(1)	This Amendment No. 8 to Schedule 13D/A is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	The shares are owned by OKC. Mr. Aquila is the managing member of AFV which exercises ultimate voting and investment power with respect to the shares held by OKC. Mr. Aquila may be deemed to hold voting and dispositive power with respect to the shares held indirectly by AFV, and held of record by OKC.
(3)	The percentage set forth above is calculated based on 503,661,544 shares of the Issuer’s Common Stock outstanding as of May 8, 2023, as reported on the Issuer’s Form 10-Q filed on May 15, 2023.

CUSIP No. 13803R 102	13D/A

1.	Name of Reporting Persons AFV Management Advisors LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 74,387,432 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 74,387,432 shares of Common Stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 74,387,432 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 14.8% (3)
14.	Type of Reporting Person (see instructions) OO

(1)	This Amendment No. 8 to Schedule 13D/A is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	The securities are owned as follows: (i) 12,509,387 shares of the Issuer’s Common Stock by AFV-4, (ii) 35,273,268 shares of the Issuer’s Common Stock by AFV-7, (iii) 3,450,000 shares of the Issuer’s Common Stock by AFV-7/A, (iv) 4,504,505 shares of the Issuer’s Common Stock by AFV-10, (v) 9,331,840 shares of Issuer’s Common Stock by AFV-10/A, (vi) 6,998,880 shares of Issuer’s Common Stock by AFV-10/B and (vii) 2,319,552 shares of Issuer Common Stock owned by OKC. Mr. Aquila is the managing member of AFV which exercises ultimate voting and investment power with respect to the shares held by (i) AFV-4, (ii) AFV-7, (iii) AFV-7/A, (iv) AFV-10, (v) AFV-10/A, (vi) AFV-10/B and (vii) OKC. Mr. Aquila may be deemed to hold voting and dispositive power with respect to the shares held indirectly by AFV, and held of record by (i) AFV-4, (ii) AFV-7, (iii) AFV-7/A, (iv) AFV-10, (v) AFV-10/A, (vi) AFV-10/B and (vii) OKC.
(3)	The percentage set forth above is calculated based on 503,661,544 shares of the Issuer’s Common Stock outstanding as of May 8, 2023, as reported on the Issuer’s Form 10-Q filed on May 15, 2023.

CUSIP No. 13803R 102	13D/A

1.	Name of Reporting Persons Tony Aquila
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,892,057
	8.	Shared Voting Power 74,387,432 shares of Common Stock (2)
	9.	Sole Dispositive Power 6,892,057
	10.	Shared Dispositive Power 74,387,432 shares of Common Stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 81,279,489 shares of Common Stock (3)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 16.1% (4)
14.	Type of Reporting Person (see instructions) IN
(1)	This Amendment No. 8 to Schedule 13D/A is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	The securities are owned as follows: (i) 12,509,387 shares of the Issuer’s Common Stock by AFV-4, (ii) 35,273,268 shares of the Issuer’s Common Stock by AFV-7, (iii) 3,450,000 shares of the Issuer’s Common Stock by AFV-7/A, (iv) 4,504,505 shares of the Issuer’s Common Stock by AFV-10, (v) 9,331,840 shares of Issuer’s Common Stock by AFV-10/A, (vi) 6,998,880 shares of Issuer’s Common Stock by AFV-10/B and (vii) 2,319,552 shares of Issuer Common Stock owned by OKC. Mr. Aquila is the managing member of AFV which exercises ultimate voting and investment power with respect to the shares held by (i) AFV-4, (ii) AFV-7, (iii) AFV-7/A, (iv) AFV-10, (v) AFV-10/A, (vi) AFV-10/B and (vii) OKC. Mr. Aquila may be deemed to hold voting and dispositive power with respect to the shares held indirectly by AFV, and held of record by (i) AFV-4, (ii) AFV-7, (iii) AFV-7/A, (iv) AFV-10, (v) AFV-10/A, (vi) AFV-10/B and (vii) OKC.
(3)	In addition to the Issuer’s Common Stock held by AFV-4, AFV-7, AFV-7/A, AFV-10, AFV-10/A, AFV-10/B and OKC, includes 6,892,057 shares of Issuer Common Stock held directly by Mr. Aquila.
(4)	The percentage set forth above is calculated based on 503,661,544 shares of the Issuer’s Common Stock outstanding as of May 8, 2023, as reported on the Issuer’s Form 10-Q filed on May 15, 2023.

The Statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on December 31, 2020, as amended and supplemented by Amendment No. 1 filed with the Commission on May 21, 2021, (ii) Amendment No. 2 filed on September 23, 2021, (iii) Amendment No. 3 filed on October 6, 2021, (iv) Amendment No. 4 filed on November 22, 2021, (v) Amendment No. 5 filed on November 23, 2022, (vi) Amendment No. 6 filed on January 6, 2023 and (vii) Amendment No. 7 filed on June 28, 2023 (the “Statement”), is hereby further amended and supplemented by This Amendment No. 8 to Schedule 13D (the “Amendment”). Capitalized terms used herein and not otherwise defined have the meanings assigned to such terms in the Statement. Except as otherwise provided herein, each Item of the Statement remains unchanged.

Information with respect to each Reporting Person is given solely by such Reporting Person and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person.

Item 2. Identity and Background

Items 2(a)-(c) and (f) of the Statement are hereby amended and supplemented by:

Adding:

•	AFV Partners SPV-10/A LLC, a Delaware LLC, as a Reporting Person. AFV-10/A is a special purpose investment vehicle that manages and facilitate investments on behalf of AFV Partners LLC, a long-term permanent capital vehicle that invests in mission critical technology, software and data businesses. The address of the principal business and office of AFV-10/A is 2126 Hamilton Road, Suite 260, Argyle, TX 76226.

•	AFV Partners SPV-10/B LLC, a Delaware LLC, as a Reporting Person. AFV-10/B is a special purpose investment vehicle that manages and facilitate investments on behalf of AFV Partners LLC, a long-term permanent capital vehicle that invests in mission critical technology, software and data businesses. The address of the principal business and office of AFV-10/B is 2126 Hamilton Road, Suite 260, Argyle, TX 76226.

From the date of this Amendment, all references to “Reporting Persons” in the Statement shall include AFV-10/A, and AFV 10/B. The agreement among the Reporting Persons relating to the joint filing of the Statement and this Amendment is attached as Exhibit A hereto.

In accordance with the provisions of General Instruction C to Schedule 13D, certain information with respect to AFV-10/A and AFV-10/B as required by Item 2 of Schedule 13D is listed on Schedule 1 hereto and is incorporated by reference herein.

Item 3. Source and Amount of Funds or Other Consideration

AFV-10/A and AFV-10/B acquired 9,331,840 and 6,998,880 shares, respectively, of the Issuer’s Common Stock in a private transaction pursuant to the Purchase Agreement by and among the Issuer, AFV-10/A and AFV-10/B. Pursuant to the Purchase Agreement, AFV-10/A and AFV-10/B purchased the Purchased Shares, together with Warrants to purchase Warrant Shares, in the case of each of AFV-10/A and AFV-10/B, in an amount equal to the Purchased Shares acquired by such entity, at a combined purchase price of $0.5358 per share and accompanying Warrant. Each of AFV-10/A and AFV-10/B funded the acquisition of the Purchased Shares and Warrants with cash funds held for making investments.

Item 4. Purpose of Transaction

Item 4 of the Statement is hereby amended and supplemented by adding the following:

The information furnished in Item 6 of this Amendment is incorporated into this Item 4 by reference. Each of AFV-10/A and AFV-10/B acquired the shares of the Issuer’s Common Stock pursuant to the transaction described under Item 6 of this Amendment for investment purposes.

Item 5. Interest in Securities of the Issuer

Items 5(a), (b) and (c) of the Statement are amended and restated in their entirety as follows:

(a), (b) The following information with respect to the ownership of the Common Stock of the Issuer by the Reporting Persons is provided as of the date of this filing:

Reporting Person	Shares Held Directly(1)	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership		Percentage of Class(5)
AFV-4	12,509,387	0	12,509,387	0	12,509,387	12,509,387		2.5%
AFV-7	35,273,268	0	35,273,268	0	35,273,268	35,273,268		7.0%
AFV-7/A	3,450,000	0	3,450,000	0	3,450,000	3,450,000		0.7%
AFV-10	4,504,505	0	4,504,505	0	4,504,505	4,504,505		0.9%
AFV-10/A	9,331,840	0	9,331,840	0	9,331,840	9,331,840		1.9%
AFV-10/B	6,998,880	0	6,998,880	0	6,998,880	6,998,880		1.4%
OKC	2,319,552	0	2,319,552	0	2,319,552	2,319,552		0.5%
AFV(2)	0	0	74,387,432	0	74,387,432	74,387,432		14.8%
Mr. Aquila(3)	6,892,057	6,892,057	74,387,432	6,892,057	74,387,432	81,279,489	(4)	16.1%

(1)	Represents the number of shares of Common Stock currently owned or underlying all securities convertible, exchangeable or exercisable for shares of Common Stock within 60 days of the date of this Amendment held by the Reporting Persons.
(2)	AFV exercises ultimate voting and investment power with respect to the shares held by AFV-4, AFV-7, AFV-7/A, AFV-10, AFV-10/A, AFV-10/B and OKC.
(3)	Mr. Aquila is the managing member of AFV and as such may be deemed to hold voting and dispositive power with respect to the shares held indirectly by AFV, and held of record by AFV-4, AFV-7, AFV-7/A, AFV-10, AFV-10/A, AFV-10/B and OKC.
(4)	Includes 6,892,057 shares of Issuer Common Stock held directly by Mr. Aquila.
(5)	The percentages set forth above are calculated based on 503,661,544 shares of the Issuer’s Common Stock outstanding as of May 8, 2023, as reported on the Issuer’s Form 10-Q filed on May 15, 2023.

(c)	The Reporting Persons have not engaged in any transactions in the Issuer’s Common Stock in the past sixty days, except as described in this Amendment and the Statement.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Statement is hereby amended and supplemented by adding the following:

On June 29, 2023, AFV-10/A and AFV-10/B acquired the Purchased Shares and the Warrants pursuant to the Purchase Agreement, following the satisfaction of customary closing conditions under the Purchase Agreement.

On June 30, 2023, the Issuer entered into a securities purchase agreement (the “Securities Purchase Agreement”) with YA II PN, Ltd. (“Yorkville”), in connection with the issuance and sale by the Issuer of certain convertible debentures and warrants to Yorkville. Under the Securities Purchase Agreement, the Issuer agreed to hold an annual or special meeting of its stockholders on or before the 60th day following June 30, 2023 (the “Proposed Stockholder Meeting”) for the purpose of, among other things, obtaining stockholder approval for the issuance of all shares of Common Stock issuable upon conversion or exercise of the debentures and warrants issued pursuant to the Securities Purchase Agreement (the “Shareholder Approval”). In connection with the Securities Purchase Agreement, on June 30, 2023, the Issuer entered into voting agreements (the “Yorkville Voting Agreements”) with each of AFV-4, AFV-7, AFV-7/A, AFV-10, AFV-10/A, AFV-10/B, OKC and Mr. Aquila. Pursuant to the Yorkville Voting Agreements, each applicable Reporting Person agreed to vote their shares of the Issuer’s Common Stock in favor of the Shareholder Approval at any stockholder meeting of the Company while such Voting Agreements remain in effect.

Each Yorkville Voting Agreement will terminate upon the earliest to occur of: (a) the date on which the Securities Purchase Agreement is terminated in accordance with its terms; (b) the termination of the Yorkville Voting Agreements by mutual written consent of the parties thereto; and (c) the date on which the Yorkville Shareholder Approval is obtained.

The foregoing description of the Yorkville Voting Agreements is a summary and is qualified in its entirety by reference to the form of Yorkville Voting Agreement, which is attached hereto as an exhibit and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Item 7 of the Statement is hereby amended and supplemented to add the following exhibits:

A. Agreement regarding filing of joint Schedule 13D. B. Power of Attorney (AFV-10/A). C. Power of Attorney (AFV-10/B). D. Form of Yorkville Voting Agreement.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 7, 2023

AFV Partners SPV-4 LLC

By:	Tony Aquila, by /s/ Hector Ruiz, Attorney-in-Fact
Name:	Tony Aquila
Title:	President and Chief Executive Officer

AFV Partners SPV-7 LLC

By:	Tony Aquila, by /s/ Hector Ruiz, Attorney-in-Fact
Name:	Tony Aquila
Title:	President and Chief Executive Officer

AFV Partners SPV-7/A LLC

By:	Tony Aquila, by /s/ Hector Ruiz, Attorney-in-Fact
Name:	Tony Aquila
Title:	President and Chief Executive Officer

AFV Partners SPV-10 LLC

By:	Tony Aquila, by /s/ Hector Ruiz, Attorney-in-Fact
Name:	Tony Aquila
Title:	President and Chief Executive Officer

AFV Partners SPV-10/A LLC

By:	Tony Aquila, by /s/ Hector Ruiz, Attorney-in-Fact
Name:	Tony Aquila
Title:	President and Chief Executive Officer

AFV Partners SPV-10/B LLC

By:	Tony Aquila, by /s/ Hector Ruiz, Attorney-in-Fact
Name:	Tony Aquila
Title:	President and Chief Executive Officer

I-40 OKC Partners LLC

By:	Tony Aquila, by /s/ Hector Ruiz, Attorney-in-Fact
Name:	Tony Aquila
Title:	President and Chief Executive Officer

AFV Management Advisors LLC

By:	Tony Aquila, by /s/ Hector Ruiz, Attorney-in-Fact
Name:	Tony Aquila
Title:	Managing Member

/s/ Tony Aquila, by /s/ Hector Ruiz, Attorney-in-Fact

SCHEDULE I

AFV Management Advisors LLC (“AFV”) is the sole manager of AFV Partners SPV-10/A LLC (“AFV-10/A”). Tony Aquila is the managing member of AFV. The officers of AFV-10/A are as follows:

Name	Position	Citizenship
Tony Aquila	President and Chief Executive Officer	United States of America
Jana Bell	Vice President	United States of America
Lori McCutcheon	Vice President	United States of America
Peter Anderson	Vice President	United States of America

AFV Management Advisors LLC (“AFV”) is the sole manager of AFV Partners SPV-10/B LLC (“AFV-10/B”). Tony Aquila is the managing member of AFV. The officers of AFV-10/B are as follows:

Name	Position	Citizenship
Tony Aquila	President and Chief Executive Officer	United States of America
Jana Bell	Vice President	United States of America
Lori McCutcheon	Vice President	United States of America
Peter Anderson	Vice President	United States of America

Each of Jana Bell’s, Lori McCutcheon’s and Peter Anderson’s principal employment is with AFV Partners LLC.